Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

February 21, 2025

Re:	Rithm Acquisition Corp. Registration Statement on Form S-1 Filed February 3, 2025 File No. 333-284671

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Isabel Rivera Mary Beth Breslin

Ladies and Gentlemen:

On behalf of our client, Rithm Acquisition Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 20, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing the Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Registration Statement on Form S-1 filed February 3, 2025

Management, page 155

1.

In response to prior comment 5, we note your statement that you do not believe any potential conflict with Jaws Mustang Acquisition Corporation, a SPAC that is currently searching for a target, would materially affect your ability to complete your business combination. Given Ms. Fascitelli's fiduciary duties to your company and

Jaws Mustang Acquisition Corporation, please revise your disclosure to state the basis of your belief.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 7, 118 and 156 of the Registration Statement to address the Staff’s comment.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc	Michael Nierenberg, Chairman and Chief Executive Officer, Rithm Capital Corp. Philip Sivin, Managing Director – Chief Counsel, Rithm Capital Corp. Christian O. Nagler, Kirkland & Ellis LLP